Filed Pursuant to Rule 433

Registration No. 333-199285

Fiat Chrysler Automobiles N.V.

Concurrent Offerings of

87,000,000 Common Shares, nominal value €0.01 per share

and

$2,500,000,000 Aggregate Notional Amount of 7.875% Mandatory Convertible

Securities due 2016 Mandatorily Convertible into Common Shares

The information in this pricing term sheet relates to the offering of Common Shares and the offering of Mandatory Convertible Securities and should be read together with (i) the preliminary prospectus dated December 4, 2014 relating to the offering of Common Shares and (ii) the preliminary prospectus dated December 4, 2014 relating to the offering of Mandatory Convertible Securities, each included in Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-199285).The closing of the offering of the Mandatory Convertible Securities is conditioned upon the closing of the offering of the Common Shares, but the closing of the offering of the Common Shares is not conditioned upon the closing of the offering of the Mandatory Convertible Securities.

Issuer:	Fiat Chrysler Automobiles N.V.

Ticker for Common Shares:	FCAU

Pricing Date:	December 10, 2014.

Closing Date:	December 16, 2014.

Offering of Common Shares

Common Shares Offered:	87,000,000 Common Shares, nominal value €0.01 per share

Option for underwriters to purchase additional Common Shares:	13,000,000 additional Common Shares

Public Offering Price:	$11.00.

Underwriting Discount and Commissions:	The table below sets forth the public offering price to investors, the underwriting discount and proceeds, before expenses, to FCA.

	Per Share	Total(1)
Public offering price	$11.00	$957,000,000
Underwriting discount and commissions	$0.33	$28,710,000
Proceeds, before expenses, to FCA	$10.67	$928,290,000

(1)	Assuming the underwriters do not exercise their option to purchase additional Common Shares.

Offering of Mandatory Convertible Securities

Amount of Mandatory Convertible Securities Offered:	$2,500,000,000 aggregate notional amount (or $2,875,000,000 aggregate notional amount if the underwriters exercise their over-allotment option in full) of Mandatory Convertible Securities.

FCA’s reference shareholder, Exor S.p.A. (“Exor”), has agreed to purchase for investment $886,000,000 in aggregate notional amount of the Mandatory Convertible Securities to preserve its approximately 30 percent fully-diluted interest in the Common Shares. Exor’s fully-diluted ownership interest in the Common Shares will be approximately 29.5 percent if the over-allotment options in both offerings are exercised in full. The underwriters will not receive any discounts or commissions relating to any Mandatory Convertible Securities purchased by Exor.

Initial Offering Price:	$100 per Mandatory Convertible Security.

Notional Amount:	$100 per Mandatory Convertible Security.

Coupon:	7.875% per annum.

Coupon Payment Dates:	Coupon payments will be made annually in arrears on December 15 of each year, commencing on December 15, 2015.

Mandatory Conversion Date:	December 15, 2016, subject to postponement in limited circumstances.

Minimum Conversion Rate:	7.7369 per each $100 notional amount of Mandatory Convertible Securities.

Maximum Conversion Rate:	9.0909 per each $100 notional amount of Mandatory Convertible Securities.

Threshold Appreciation Price:	$12.925.

Initial Price:	$11.00, which represents the public offering price in the offering of the Common Shares.

Mandatory Conversion:

Each Mandatory Convertible Security, unless previously converted, will automatically convert on the Mandatory Conversion Date into a number of Common Shares equal to the conversion rate, which will be as follows:

•   if the Applicable Market Value (as defined below) of the Common Shares is equal to or greater than the Threshold Appreciation Price, then the conversion rate will be the Minimum Conversion Rate;

•   if the Applicable Market Value of the Common Shares is less than the Threshold Appreciation Price but greater than the Initial Price, then the conversion rate will be equal to the Stated Amount (as defined below) divided by the Applicable Market Value of the Common Shares; or

•   if the Applicable Market Value of the Common Shares is less than or equal to the Initial Price, then the conversion rate will be the Maximum Conversion Rate.

Holders will also have the right to receive on the Mandatory Conversion Date an amount equal to any deferred coupon payments to, but excluding, the coupon payment date preceding the Mandatory Conversion Date and all accrued and unpaid coupon payments on the Mandatory Convertible Securities to but excluding the Mandatory Conversion Date. FCA may elect to pay any deferred coupon payments and the final coupon payment due on the Mandatory Conversion Date in cash or in Common Shares.

The following chart shows examples of the number of Common Shares that an investor would receive for each Mandatory Convertible Security on the Mandatory Conversion Date at the assumed Applicable Market Value, based on an Initial Price of $11.00 and a Threshold Appreciation Price of $12.925, subject to adjustments to the fixed settlement rates.

Assumed Applicable Market Value	Number of Common Shares received on the Mandatory Conversion Date per Mandatory Convertible Security	Conversion value (Applicable Market Value multiplied by the number of Common Shares received on the Mandatory Conversion Date per Mandatory Convertible Security)
$7.00	9.0909	$63.64
$8.00	9.0909	$72.73
$9.00	9.0909	$81.82
$10.00	9.0909	$90.91
$11.00	9.0909	$100.00
$12.00	8.3333	$100.00
$12.93	7.7369	$100.00
$14.00	7.7369	$108.32
$15.00	7.7369	$116.05
$16.00	7.7369	$123.79
$17.00	7.7369	$131.53

Early Conversion at the Option of FCA at the Maximum Conversion Rate:

FCA has the right to convert the Mandatory Convertible Securities at its option, in whole but not in part, at any time (other than the period from the date that is 30 calendar days prior to the effective date of a Spin-Off to the 10th Trading Day following the effective date of such Spin-Off (both dates inclusive)) from the issue date of the Mandatory Convertible Securities until the 25th Scheduled Trading Day immediately preceding the Mandatory Conversion Date at the Maximum Conversion Rate, subject to adjustment as described in the preliminary prospectus relating to the Mandatory Convertible Securities.

Each holder will also have the right to receive an amount payable in cash equal to any deferred coupon payments to, but excluding, the coupon payment date preceding the date of the early conversion, accrued and unpaid coupon payments from such preceding coupon payment date to, but excluding, the date of the early conversion and the present value of all remaining coupon payments on the Mandatory Convertible Securities, payable in cash.

Early Conversion at the Option of the Holder at the Minimum Conversion Rate:

Holders have the right to convert each of their Mandatory Convertible Securities at any time (other than the period from the date that is 30 calendar days prior to the effective date of a Spin-Off to the 10th Trading Day following the effective date of such Spin-Off (both dates inclusive)) until the 25th Scheduled Trading Day immediately preceding the Mandatory Conversion Date at the Minimum Conversion Rate, subject to adjustment as described in the preliminary prospectus relating to the Mandatory Convertible Securities.

Each holder that elects to convert its Mandatory Convertible Securities early will also have the right to receive on the date of the optional conversion an amount equal to any deferred coupon payments to, but excluding, the coupon payment date preceding the date of the optional conversion. Such deferred coupon payments shall be payable in cash or in Common Shares at the election of FCA.

Conversion at the Option of the Holder Upon Fundamental Change:	The following table sets forth the Early Conversion Rate applicable upon the occurrence of a Fundamental Change per Mandatory Convertible Security based on the Fundamental Change Effective Date and the Common Share Price at the time of the early conversion:

	Common Share price(1)
Fundamental Change Effective Date	$2.50	$5.00	$7.50	$10.00	$11.00	$12.00	$12.93	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00
December 16, 2014	8.6502	8.5481	8.2599	7.9413	7.8339	7.7417	7.6696	7.5502	7.4632	7.4155	7.3769	7.3668	7.3639
December 15, 2015	8.8692	8.8538	8.6787	8.3071	8.1535	8.0161	7.9079	7.7360	7.6268	7.5792	7.5525	7.5488	7.5482
December 15, 2016	9.0909	9.0909	9.0909	9.0909	9.0909	8.3333	7.7369	7.7369	7.7369	7.7369	7.7369	7.7369	7.7369

(1)	Subject to adjustment of the Initial Price and the Threshold Appreciation Price.

Each holder that elects to convert its Mandatory Convertible Securities upon a Fundamental Change will also have the right to receive an amount payable in cash equal to any deferred coupon payments to, but excluding, the coupon payment date preceding the date of the early conversion, accrued and unpaid coupon payments from such preceding coupon payment date to, but excluding, the date of the early conversion and the present value of all remaining coupon payments on the Mandatory Convertible Securities, payable in cash.

Accelerated Mandatory Conversion:

If an Accelerated Mandatory Conversion Event occurs at any time prior to the 25th Scheduled Trading Day immediately preceding the Mandatory Conversion Date, FCA will give written notice thereof to holders and the trustee in accordance with the indenture.

In this case, the Mandatory Convertible Securities will be mandatorily converted on the Accelerated Mandatory Conversion Date at the Early Conversion Rate calculated by the calculation agent as described under “Conversion at the Option of the Holder Upon Fundamental Change.”

Each holder will also have the right to receive an amount payable in cash equal to any deferred coupon payments to, but excluding, the coupon payment date preceding the date of the early conversion, accrued and unpaid coupon payments from such preceding coupon payment date to, but excluding, the date of the early conversion and the present value of all remaining coupon payments on the Mandatory Convertible Securities, payable in cash.

Adjustment in Respect of a Spin-Off:

In lieu of any other adjustment, FCA shall, following the effective date of a Spin-Off, deliver no later than the same Trading Day that SpinCo Shares (as defined below) are delivered to holders of Common Shares, a number of SpinCo Shares which shall be based upon the Spin-Off Ratio (as defined below) applied to the number of “Underlying Common Shares.” The Underlying Common Shares shall be calculated by the calculation agent by applying the conversion rates that would apply upon a mandatory conversion (assuming the Measurement Date were the Mandatory Conversion Date) of the Mandatory Convertible Securities, with the Applicable Market Value based on the average of the daily VWAPs of the Common Shares during the 10 consecutive Trading Day period immediately prior to the Measurement Date.

Following any Spin-Off, the Initial Price, the Threshold Appreciation Price and the Stated Amount will be adjusted, with such adjustments calculated by the calculation agent. Each of the Initial Price, the Threshold Appreciation Price and the Stated Amount in effect immediately prior to 5:00 P.M., New York City time, on the effective date of the Spin-Off will be multiplied by a fraction the numerator of which is equal to the average of the daily VWAPs of the Common Shares over the Spin-Off Valuation Period and the denominator of which is equal to (i) the average of the daily VWAPs of the Common Shares over the Spin-Off Valuation Period, plus (ii) the average of the daily VWAPs of the SpinCo Shares over the Spin-Off Valuation Period, multiplied by the Spin-Off Ratio.

Underwriting Discount and Commissions:	The table below sets forth the public offering price to investors, the underwriting discount and proceeds, before expenses, to FCA.

	Per Mandatory Convertible Security	Total(1)
Public offering price	$100	$2,500,000,000
Underwriting discount and commissions	$2.75	$44,385,000	(2)
Proceeds, before expenses, to FCA	$97.25	$2,455,615,000	(3)

(1)	Assuming the underwriters do not exercise their option to purchase additional Mandatory Convertible Securities.

(2)	Reflects underwriting discounts and commissions relating to the Mandatory Convertible Securities other than those purchased by Exor. The underwriters will not receive any discounts or commissions relating to any Mandatory Convertible Securities purchased by Exor.
(3)	The proceeds, before expenses, to FCA reflect the proceeds from $886,000,000 of the Mandatory Convertible Securities purchased by Exor, for which the underwriters will not receive any discount or commissions, at the public offering price and proceeds from $1,614,000,000 of the Mandatory Convertible Securities sold to the public, at a price equal to the public offering price less the underwriting discounts and commissions.

CUSIP Number:	N31738 110.

Terms Applicable to the Offering of Common Shares and the Offering of Mandatory Convertible Securities

Use of Proceeds:

We estimate that the net proceeds to us from the offering of Common Shares, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $927 million (or $1,066 million if the underwriters exercise their over-allotment option with respect to the offering of Common Shares in full).

We estimate that the net proceeds to us from the offering of Mandatory Convertible Securities, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $2.452 billion (or $2.817 billion if the underwriters exercise their over-allotment option with respect to this offering in full).

We intend to use the anticipated net proceeds of both offerings for general corporate purposes.

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Goldman, Sachs & Co., Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC.

Co-Managers:	Banca IMI S.p.A, BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Mediobanca – Banca di Credito Finanziario S.p.A, RBS Securities Inc., SG Americas Securities, LLC, UniCredit Capital Markets LLC, Drexel Hamilton, LLC, Lebenthal & Co., LLC, Loop Capital Markets LLC, Samuel A. Ramirez & Company, Inc., The Williams Capital Group, L.P.

Fiat Chrysler Automobiles N.V. has filed a registration statement (including preliminary prospectuses each dated December 4, 2014) with the SEC for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectuses and the other documents that Fiat Chrysler Automobiles N.V. has filed with the SEC for more complete information about Fiat Chrysler Automobiles N.V. and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan, Attention: J.P. Morgan Securities LLC, Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204.; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, by calling toll-free at 1-866-471-2526 or emailing: prospectus-ny@ny.email.gs.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-888-603-5847 or emailing: Barclaysprospectus@broadridge.com; or UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, New York 10171, or by calling toll-free at 1-888-827-7275.

This communication should be read in conjunction with the preliminary prospectus dated December 4, 2014 relating to the offering of Common Shares and the preliminary prospectus dated December 4, 2014 relating to the offering of Mandatory Convertible Securities. The information in this communication supersedes the information in the relevant preliminary prospectus to the extent inconsistent with the information in such preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.